Mike Fingado

Chicago, Illinois, United States

Summary

Outside of my startup and angel investment experience (50+ investments), I have prior business development experience from my roles at Amazon and numerous venture-backed startups.

Experience

Chief Executive Officer

Athlete+

Sep 2022 - Present (1 month +)

I lead the day-to-day activities of Athlete+, which provides financial tools and banking for Athletes. We have created the world's first athlete-centric banking product that automatically budgets, offers overdraft advances at no interest, helps find new endorsement opportunities, and gives back to the community.

Senior Business Development Manager

Neon | Products that matter

Sep 2021 - Present (1 year 1 month +)

We are a venture-backed digital product studio partnering with startups and Fortune 500 companies to build products with a purpose. With our BCorp Certification, we seek to meet the highest standards of verified social and environmental performance, public transparency, and legal accountability to balance profit and purpose.

Angel Investor

Hustle Fund

Jul 2022 - Present (3 months +)

Squad Member http://hustlefund.vc/squad

Business Development Manager, ShopLocal

Amazon

Jan 2019 - Jul 2021 (2 years 7 months)

Identify and engage Tier 1 brands at the C-suite level to launch compelling new product selection and service offerings cumulatively worth over $500B in potential GMS. Manage key accounts within Amazon's strategic 'heavy bulky' categories, including furniture, home improvement, and connected fitness.

Responsible for driving network efficiency, selection growth, channel scale, and innovation related to Amazon's white glove delivery and logistics to drive critical customer and seller experience improvement initiatives.

Sr. Services Category Manager III, Amazon Home Services

Amazon

Oct 2017 - Jan 2019 (1 year 4 months)

Launched and grew Amazon's recurring home services offerings into a multi-million dollar business in annualized GMS as the focus of our Prime Day home service offering. Negotiated and successfully launched services with the #1 residential cleaning franchise in the country. Recruited the largest property management companies to scale home services to thousands of tenants across the country.

Scoped and launched Amazon's first 1P home service offering while incubating new startups within the Amazon Home Services platform to compete with Handy, Thumbtack, and others.

Sr. Program Manager III, Smart Home IoT

Amazon

Nov 2016 - Oct 2017 (1 year)

Primarily focused on scaling offerings related to the 'Amazon Expert' business unit. e.g., Amazon's Geek Squad for Smart Home device sales, setup, and installations.

Strategic Account Representative III, Amazon Home Services

Amazon

Mar 2016 - Nov 2016 (9 months)

Charter is to identify new business opportunities within the home services space, perform market research, launch and iterate on pilot programs, and then scale those programs into mature business units.

Co-founder & CEO

Mowdo

Apr 2014 - Mar 2016 (2 years)

Fastest growing startup innovating the fragmented 74B US lawn care market. Leveraging mobile tech to reinvent the way we schedule home services.

Facilitated over $1.5M in requests in first 14 months of operation.
On-boarded hundreds of vetted lawn care professionals.
Serviced thousands of happy customers in over 20 states.

GM

TRED

Jan 2013 - May 2014 (1 year 5 months)

Venture backed startup ($30M), competitor to Carvana, with notable investors such as Techstars, Maveron, and Chris Sacca.

Ran all operational aspects of recruiting, on-boarding, and training of all new Tred Auto Experts, while also contributing to the product design and customer development. This directly contributed to our 20% MoM growth rate on a consistent basis.

VP Business Development

Coursemodo

Apr 2012 - Dec 2012 (9 months)

We developed ed-tech that was later acquired by Intel and is now part of their world wide ed-tech product offerings. I developed and executed integrated marketing plans across college campuses, which directly resulted in the user base scaling to over 5000 paid student and institutional accounts in the US and Canada in a span of only six months.

Co-founder & CEO

Notelog L.L.C. (notelog.com)

Oct 2007 - Apr 2012 (4 years 7 months)

Completely developed the first collaborative learning platform (social learning network) at a time when Khan academy and others were just in their infancy. Scaled to more than 100,000 active students collaborating on college coursework across 20 universities in the U.S.

Led a team of 6 contract developers and 1 internal CX designer to launch 1.0 and 2.0 versions of the web application which included integrations with Facebook, Scribd, and other APIs.

Junior Account Coordinator

The Zimmerman Agency

Feb 2010 - Aug 2010 (7 months)

Pitched media and successfully negotiated promotional and publicity opportunities for the clients. Coordinated a 10x PR return on investment for Cooper Tire, the second largest U.S.-based tire company. Such promotional ties include Cooper Tires being the official tire of the Professional Bull Riders (PBR).

Assistant Account Coordinator - Advertising/Media

Kidd Group

May 2009 - Aug 2009 (4 months)

Contributed to the execution and planning of advertising campaigns across a number of sectors including: The Florida Department of Highway Safety and Motor Vehicles, Darby Bank, Sun N' Lake Golf Community, and others.

Work in an account management environment where I am able to effectively contribute to all aspects of the branding process. We are progressive in the realm of using social media as a means towards further promoting our clients and their brands.

Education

Wharton Executive Education

Fintech, Transformative Financial Services and Strategies

Nov 2021 - Jan 2022

This program will help CXOs of fintech startups understand disruptions in the fintech industry across a broad cross-section of products and services, from traditional banking to blockchain.

Saïd Business School, University of Oxford

Algorithmic Trading Programme

2018 - 2018

Mastered the ability to assess the efficacy of an algorithmic trading model within a live environment or real-world market circumstance. Certificate from Saïd Business School, University of Oxford.

Florida State University
Master of Science, Sport Management
2009 - 2010

Seattle University
Sport Administration and Leadership
Master's Degree - Transfer Credit

Florida State University
Bachelor of Science (B.S.), Economics
2005 - 2009

Licenses & Certifications

Coaching Graduate Certificate - Florida State University

Oxford Algorithmic Trading Programme - Saïd Business School, University of Oxford
12030618

Athlete Marketing Essentials: NIL Certification - Front Office Sports
hflcLN4rRAOPprLdAZ1O7w

Fintech Revolution: Transformative Financial Services and Strategies - Wharton Executive Education
721871

Skills

Venture Capital • Venture Financing • New Venture Development • Logo Design • Social Media • Public Relations • Press Releases • Social Media Marketing • Facebook • Advertising

Honors & Awards

Webby Award Official Nominee (Tred.com) - International Academy of Digital Arts & Sciences
Apr 2014
Work selected as one of the five best in the world in its category, Car Sites & Car Culture.

Sports Launch: 30 Under 30 - Sports Launch Magazine
2014